

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2014

Via e-mail
Paul J. Berra III
Vice President, General Counsel and Secretary
Quinpario Acquisition Corp.
12935 N. Forty Drive, Suite 201
St. Louis, Missouri 61341

>   **Re: Quinpario Acquisition Corp.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 11, 2014**
>   **File No. 001-36051**

Dear Mr. Berra:

We have reviewed your letter of correspondence dated June 12, 2014 and have the following comment.

General

1. We note your response to comment 1 of our letter dated June 12, 2014. Assuming that Proposal No. 7 is considered to relate solely to the Company's ability to issue shares of common stock in a private placement, as posited in your correspondence to us, the Company's ability to issue common stock under these circumstances necessarily involves the authorization and issuance of the Series A Convertible Preferred Stock. In accordance with Note A to Schedule 14A, the solicitation to issue common stock pursuant to Proposal No. 7 is also a solicitation to issue the Series A Convertible Preferred Stock, and thus full Item 11 and 13(a) disclosure is required with regard to the issuance of the Series A Convertible Preferred Stock. Please revise as appropriate.

You may contact Ernest Greene at (202)551-3733 or John Cash at (202)551-3768 if you have questions regarding the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Kenneth A. Schlesinger, Esq. (*via e-mail*)